SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                            TF FINANCIAL CORPORATION
                                (Name of Issuer)

                            TF FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.10 per Share
                         (Title of Class of Securities)

                                  872391 10 7
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                John R. Stranford
                      President and Chief Executive Officer
                            TF Financial Corporation
                                  3 Penns Trail
                           Newtown, Pennsylvania 18940
                                 (215) 579-4000

                                 With Copies to:

                               John J. Spidi, Esq.
                             Lloyd H. Spencer, Esq.
                      Malizia, Spidi, Sloane & Fisch, P.C.
                               One Franklin Square
                               1301 K Street, N.W.
                                 Suite 700 East
                              Washington, DC 20005
                                 (202) 434-4660
                       (Name, Address and Telephone Number
           of Persons Authorized to Receive Notices and Communications
                    on Behalf of Person(s) filing Statement)

                               September 26, 1997
     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE

================================================================================
                                                                 Amount of
Transaction Valuation*                                          Filing Fee
================================================================================

$23,400,000                                                       $4,680
================================================================================

* For purposes of calculating fee only. Based on the Offer for 900,000 shares at the maximum tender offer price per share of $26.00.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  Not Applicable            Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable          Date Filed:  Not Applicable

         This Issuer Tender Offer Statement (the "Statement") relates to the tender offer by TF Financial Corporation, a Delaware corporation (the "Company"), to purchase up to 900,000 shares of common stock, par value $0.10 per share (the "Shares"), including the associated Preferred Share Purchase Rights, at prices not greater than $26.00 nor less than $22.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Unless the context requires otherwise, all references herein to Shares shall include the associated Rights. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

Item 1.      Security and Issuer.

         (a) The name of the issuer is TF Financial Corporation, a Delaware corporation. The address of its principal executive office is 3 Penns Trail, Newtown, Pennsylvania 18940.

         (b) The classes of securities to which this Statement relates are the Shares. The information set forth in "INTRODUCTION" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "INTRODUCTION" and "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

         (d) This statement is being filed by the Issuer.

Item 2.      Source and Amount of Funds or Other Consideration.

         (a)-(b) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 3.      Purpose of the Tender Offer and Plans or Proposals of the Issuer.

         (a)-(j) The information set forth in "INTRODUCTION", "Number of Shares; Proration", "Background and Purpose of the Offer" and "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

Item 4.      Interest in Securities of the Issuer.

         The information set forth in "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase is incorporated herein by reference.

Item 5.      Contracts,  Arrangements,  Understandings  or  Relationships   With
             Respect to the Issuer's Securities.

         The information set forth in "INTRODUCTION", "Number of Shares; Proration", "Background and Purpose of the Offer", "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" and "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase is incorporated herein by reference.

Item 6.      Persons Retained, Employed or to be Compensated.

         The information set forth in "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 7.      Financial Information.

         The information set forth in "Certain Information Concerning the Company -- Selected Consolidated Financial Information" and "--Unaudited Pro Forma Financial Information" in the Offer to Purchase is incorporated herein by reference.

Item 8.      Additional Information.

         (a) Not applicable.

         (b) The information set forth in "Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

         (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in their entirety.

Item 9.  Material to be Filed as Exhibits.

         (a)(1) Form of Offer to Purchase dated September 26, 1997.

         (a)(2) Form of Letter of Transmittal.

         (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 26, 1997.

         (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 26, 1997.

         (a)(5) Form of Notice of Guaranteed Delivery.

         (a)(6) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated September 26, 1997.

         (a)(7) Form of press release issued by the Company dated September 26, 1997.

         (a)(8) Form of question and answer brochure.

         (a)(9) Form of Letter to Participants in the Third Federal Savings Bank Employee Stock Ownership Plan dated September 26, 1997.

         (a)(10) Form of Letter to Participants in the Third Federal Savings Bank Profit Sharing Plan dated September 26, 1997.

         (a)(11) Form of Letter to Participants in the Third Federal Savings Bank Management Stock Bonus Plan dated September 26, 1997

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 1997.

                        TF FINANCIAL CORPORATION



                        By:     /s/ John R. Stranford
                                ------------------------------------------------
                                Name:  John R. Stranford
                                Title:  President and Chief Executive Officer

                                INDEX OF EXHIBITS

         (a)(1) Form of Offer to Purchase dated September 26, 1997.

         (a)(2) Form of Letter of Transmittal.

         (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 26, 1997.

         (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 26, 1997.

         (a)(5) Form of Notice of Guaranteed Delivery.

         (a)(6) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated September 26, 1997.

         (a)(7) Form of press release issued by the Company dated September 26, 1997.

         (a)(8) Form of question and answer brochure.

         (a)(9) Form of Letter to Participants in the Third Federal Savings Bank Employee Stock Ownership Plan dated September 26, 1997

         (a)(10) Form of Letter to Participants in the Third Federal Savings Bank Profit Sharing Plan dated September 26, 1997.

         (a)(11) Form of Letter to Participants in the Third Federal Savings Bank Management Stock Bonus Plan dated September 26, 1997.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.